Exhibit 99.2

PPDAI Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: PPDF)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 5, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of PPDAI Group Inc. (the “Company”) will be held at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 5, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof. At the AGM, the following resolutions will be considered, and if thought fit, passed as special resolutions:

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THAT the change of the Company’s legal name from “PPDAI Group Inc.” to “FinVolution Group” and the adoption of “信也科技” as the dual foreign name of the Company, which have been approved by the resolutions of the board of directors of the Company, be and hereby are, authorized and approved; and

•

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on September 27, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through CITIBANK, N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. If you change your mind after you return your proxy form, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy form with a later date up to 48 hours before the AGM or later at the discretion of the chairman of the AGM.

By Order of the Board of Directors,
PPDAI Group Inc.
/s/ Jun Zhang
Jun Zhang
Chairman of the Board and Co-Chief Executive Officer

Shanghai, China

September 26, 2019